Exhibit 3

FOR IMMEDIATE RELEASE

John G. Sylvia - Senior Vice President, Chief Financial Officer   402-341-4500
Dale R. Schuster - Vice President, Administration                 402-341-4500


CalEnergy Announces Pricing of $100 Million Private Offering of TIDES

OMAHA, NEBRASKA, April 4, 1996 --- CalEnergy Company, Inc., formerly known as California Energy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that CalEnergy Capital Trust, a Delaware business trust, priced an offering of securities not registered or required to be registered under the Securities Act of 1933.

CalEnergy Capital Trust will issue 2,000,000 6 1/4% convertible preferred securities (TIDES) with a liquidation preference of $50 each, and grant to the initial purchasers an option to purchase an additional 240,000 TIDES to cover over-allotments. CalEnergy owns all of the common securities of the Trust. The TIDES and the common securities represent undivided beneficial ownership interests in the Trust. The assets of the Trust consist solely of CalEnergy's 6 1/4% Convertible Junior Subordinated Debentures Due 2016. Each TIDES will be convertible at the option of the holder thereof at any time into 1.6728 shares of CalEnergy Common Stock (equivalent to a conversion price of $29.89 per share of CalEnergy Common Stock).

The proceeds of the offering ultimately will be used by CalEnergy to fund ongoing construction expenses for its international projects, for the repayment of debt, to make equity investments in potential future domestic and international power generation projects, to fund possible acquisitions, including acquisitions of partially developed or existing power generating projects and contracts, and for other general corporate purposes. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold absent registration or an applicable exemption from the registration requirements.

CalEnergy Company, Inc., a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities. Its thirteen operating facilities produce 575 net MW of power, with 745 net MW under construction and in excess of 1,400 net MW currently under award or contract.

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